GulfMark Offshore Reports
Second Quarter 2003 Results

     HOUSTON-July 30, 2003--GulfMark Offshore, Inc. (Nasdaq:GMRK) today announced net income for the second quarter of 2003 of $2.6 million, or $0.13 per share (diluted), on revenues of $34.3 million. This compares to net income of $8.1 million, or $0.40 per share (diluted), on revenues of $34.6 million in the second quarter of 2002.

     Bruce Streeter, President and COO of the Company, said, "Strong utilization in Asia, consistent operations in Brazil and improved market conditions in the North Sea over that which existed in the first quarter led to the significant improvement in the second quarter results when compared to the first quarter of 2003. This turnaround was brought about through higher revenues resulting from the reactivation from layup of the Highland Champion and Highland Warrior, the start of the North Crusader contract in Brazil and the impact of a full quarter of operation from the newbuild Highland Eagle. Also contributing to the increase were improved average dayrates in the North Sea and Brazil, while the return of two bareboat chartered vessels to their owner partially offset these benefits. At the end of June, the combination of a weakening British Pound Sterling and a strengthening Norwegian Kroner resulted in a non-cash expense of $0.03 per share (diluted) related to debt acquired in the Sea Truck acquisition. We expect market conditions to remain difficult in some areas and inconsistent in others creating a challenging business environment for the near future."

     Revenues decreased by $0.3 million in the second quarter of 2003 compared to the same period in 2002 as a result of lower utilization, $2.9 million, partially offset by higher capacity associated with new vessel additions, $1.8 million and improved dayrates, $0.8 million. When compared to the first quarter of 2003, the second quarter revenues increased $6.1 million as a result of increased day rates, $3.2 million, increased capacity related to the vessels referenced above, $1.7 million and stronger utilization, $1.2 million.

     The four remaining vessels in the Company's newbuild program remain on time and within budget with two vessels, the Highland Monarch and the Highland Valour, delivered shortly after the quarter end, one vessel due to deliver in the fourth quarter of 2003 and the last vessel in the program in mid-2004 when it starts its contract in Brazil. Capital expenditures in the second quarter of 2003 were $9.5 million, consisting of $3.8 million related to the Brazilian newbuild, $2.4 million associated with the other newbuild vessels, $2.7 million related to drydockings and $0.6 million related to other enhancements and upgrades.

     At June 2003, the Company had working capital of $17.2 million, including $6.9 million in cash, in addition to $76 million available under the credit facility.

     GulfMark will hold a conference call to discuss the second quarter earnings with analysts, investors and other interested parties at 2:00 p.m. EDT on Thursday, July 31, 2003. Those interested in participating in the conference call should call 800/450-0788 (612/332-0632, if outside the U.S. and

GulfMark Offshore, Inc.
Press Release
July 30, 2003

Canada) 5-10 minutes in advance of the start time and ask for the GulfMark Offshore conference. The conference call will also be available via audio webcast at http://www.vcall.com. A replay will be available after the conference call at 5:30 p.m. EDT time on July 31, 2003 through August 2, 2003 at 800/475-6701 (320/365-3844 if outside the U.S. and Canada) with the access code of 692037.

     GulfMark Offshore, Inc. provides marine transportation services to the energy industry through a fleet of fifty-seven (57) offshore support vessels, primarily in the North Sea, offshore Southeast Asia, Brazil and West Africa.

Contact:     Edward A. Guthrie, Executive Vice President
                   E-mail: Ed.Guthrie@GulfMark.com
                   (713) 963-9522

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: price of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; delay or cost overruns on construction projects and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.

GulfMark Offshore, Inc.
Press Release
July 30, 2003

OPERATING RESULTS
(in 000's except per share amounts)
	Three Months Ended June 30,		Six Months Ended June 30,
	---------------------------------------		--------------------------------------
	2003	2002	2003	2002
	---------------	----------------	----------------	---------------

Revenues	$ 34,348	$ 34,594	$ 62,619	$ 64,369
Direct operating expenses	16,604	14,414	32,547	26,776
Bareboat charter expense	1,980	2,261	4,436	4,443
General and administrative expenses	2,505	2,409	5,262	4,597
Depreciation and amortization	6,838	5,265	13,563	9,707
	---------------	----------------	----------------	---------------
Operating Income	6,421	10,245	6,811	18,846

Interest expense, net of interest income	(3,134)	(2,776)	(6,503)	(5,840)
Minority interest	-	93	-	227
Other	(650)	1,532	(1,082)	1,817
	---------------	----------------	----------------	---------------

Income (loss) before income taxes	2,637	9,094	(774)	15,050
Income tax (provision) benefit	(75)	(975)	77	(1,568)
	---------------	----------------	----------------	---------------
Net income (loss)	$ 2,562	$ 8,119	$ (697)	$ 13,482
	=========	=========	=========	=========

BASIC EARNINGS PER SHARE:
NET INCOME (LOSS)	$ 0.13	$ 0.41	$ (0.03)	$ 0.73

DILUTED EARNINGS PER SHARE:
NET INCOME (LOSS)	$ 0.13	$ 0.40	$ (0.03)	$ 0.72
	=========	=========	=========	=========

Weighted average common shares	19,921	19,884	19,915	18,374
Weighted average diluted common shares	20,289	20,401	19,915	18,853

Revenue by Region (000's)
North Sea based fleet	$ 25,446	$ 27,941	$ 46,483	$ 51,096
Southeast Asia based fleet	4,935	4,064	8,560	8,093
Brazil based fleet	3,967	2,589	7,576	5,180

Rates Per Day Worked
North Sea based fleet	$ 11,805	$ 11,029	$ 11,283	$ 10,575
Southeast Asia based fleet	5,164	4,516	5,214	4,610
Brazil based fleet	11,428	10,044	10,955	10,348

Overall Utilization %
North Sea based fleet	82.0%	96.6%	77.9%	94.7%
Southeast Asia based fleet	90.8%	85.6%	78.6%	82.8%
Brazil based fleet	94.7%	96.9%	96.2%	94.7%

Average Owned or Chartered
North Sea based fleet	29.6	29.0	29.8	28.4
Southeast Asia based fleet	12.0	12.0	12.0	12.0
Brazil based fleet	4.1	3.0	4.0	3.0
	---------------	----------------	----------------	---------------
Total	45.7	44.0	45.8	43.4
	=========	=========	=========	=========